FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of  November 2012

Commission File Number            0-16174

          TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Teva Provides 2013 Non-GAAP Financial Outlook
2013 Non-GAAP Diluted EPS of $4.85 to $5.15

Jerusalem, Israel, November 30, 2012 - Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) provided its current outlook for non-GAAP financial performance for the full year ending December 31, 2013.

Financial Targets:

●	Total net revenues of between $19.5-$20.5 billion, consisting of:

Region	Net Revenues
United States	$10.0 to $10.6B
Europe	$5.5 to $6.1B
Rest of World	$3.7 to $4.3B

●	Total net revenues include the following major business lines:

o	Generic medicines (including API) net revenues of between $10.3-$10.7 billion, consisting of:

Generic	Net Revenues
United States	$4.3 to $4.7B
Europe	$3.3 to $3.7B
Rest of World	$2.4 to $2.8B

o	Brand medicines net revenues of between $7.6-$8.0 billion including estimated global net revenues of the following products:

Branded	Net Revenues
COPAXONE®	$3.7 to $3.9B
TREANDA®	$600 to $700M
Women's Health	$460 to $500M
ProAir® HFA	$400 to $440M
AZILECT®	$340 to $380M
QVAR®	$320 to $360M
NUVIGIL®	$280 to $320M

o	OTC net revenues of between $0.9-$1.1 billion

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Joseph Marczely	United States	(267) 468-4281
	Tomer Amitai	Israel	972 (3) 926-7656

PR Contacts	Hadar Vismunski-Weinberg	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974

o	Other net revenues, mostly distribution of third party products, of approximately $0.7-$0.9 billion.

●	Non-GAAP gross profit margin (which excludes amortization of intangible assets of approximately $1.1 billion) of between 59% and 61%, consisting of:

Business Line	Gross Profit Margin (% of total net sales for the line)
Generic	45% to 47%
Branded (excl Copaxone)	84% to 86%
MS	89% to 91%

●	Net R&D expenses of between 6.6% and 7.0% of net revenues, consisting of:

Business Line	R&D Expenses (% of total net sales for the line)
Generic	$500 to $550M
Branded (excl Copaxone)	$650 to $700M
MS	$130 to $200M

●
Non-GAAP selling & marketing expenses (which excludes amortization of intangible assets) of between 19.5% and 21.5% of net revenues, including royalties of approximately $500 million, and consisting of:

Business Line	S&M Expenses (% of total net sales for the line)
Generic	18.3% to 18.7%
Branded (excl Copaxone)	34% to 38%
MS	14.3% to 15.3%

●	General and administrative expenses of between 5.8% and 6.2% of net sales.

●	Non-GAAP net financial expenses of between $300 and $330 million.

●	Non-GAAP diluted earnings per share of between $4.85 and $5.15.*

●	Estimated fully diluted average number of shares of between 856 and 866 million.

●	Tax provision on our non-GAAP pretax income of between 14.0% and 15.0%.

●	Cash flow from operations of between $4.5 and $4.8 billion. Free cash flow (cash flow from operations minus capital expenditures and dividends) of between $2.5 and $2.8 billion.

IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Joseph Marczely	United States	(267) 468-4281
	Tomer Amitai	Israel	972 (3) 926-7656

PR Contacts	Hadar Vismunski-Weinberg	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974

These estimates reflect management`s current expectations for Teva's performance in 2013. Actual results may vary, whether as a result of FX differences, market conditions or other factors. In addition, the non-GAAP figures exclude the amortization of purchased intangible assets, costs related to certain regulatory actions, inventory step-up, legal settlements and reserves, impairments and related tax effects. The non-GAAP data presented by Teva are the results used by Teva's management and board of directors to evaluate the operational performance of the company, to compare against the company's work plans and budgets, and ultimately to evaluate the performance of management. Teva provides such non-GAAP data to investors as supplemental data and not in substitution or replacement for GAAP results, because management believes such data provides useful information to investors.  Except as expressly required by law, Teva disclaims and intent or obligation to update these statements.

* Non-GAAP earnings per share as projected for fiscal year 2013 excludes primarily the impact of acquisition, restructuring and other expenses, asset impairment charges, amortization of purchased intangible assets, legal settlements, and costs related to regulatory actions. We also exclude any tax benefits related to these expenses Most of these excluded amounts pertain to events that have not yet occurred and are not currently possible to estimate with a reasonable degree of accuracy. Therefore, no reconciliation to GAAP amounts has been provided. Future amortization of intangibles is expected to be approximately $300 million per quarter.

Conference Call:

Teva will host a conference call and live webcast to communicate its 2013 business outlook on Friday, November 30, 2012, at 8:00 a.m. Eastern Daylight Time. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com, or by dialing 1.888.771.4371 (U.S. and Canada) or 1.847.585.4405 (International). The conference ID is 33802130.  Following the conclusion of the call, a replay will be available within 24 hours at the Company's website at www.tevapharm.com.  A replay will also be available until December 7, 2012, at 11:59 p.m. ET, by calling 1.888.843.7419 (U.S. and Canada) or 1.630.652.3042 (International).  The Conference ID is 33802130#.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is a world leading generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on CNS, oncology, pain, respiratory and women's health therapeutic areas. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise.

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IR Contacts:	Kevin C. Mannix	United States	(215) 591-8912
	Joseph Marczely	United States	(267) 468-4281
	Tomer Amitai	Israel	972 (3) 926-7656

PR Contacts	Hadar Vismunski-Weinberg	Israel	972 (3) 926-7687
	Denise Bradley	United States	(215) 591-8974

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Eyal Desheh
Name: Eyal Desheh
Title: Chief Financial Officer

Date:  November 30, 2012